UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 22, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

This Form 6-K consists of the media release of UBS AG which appears immediately following this page.

Media release

UBS launches USD 2 billion Basel III-compliant loss-absorbing notes

Zurich/Basel | 22.02.2012 07:00 | Price Sensitive Information

Zurich/Basel, 22 February 2012 – UBS announced today that it is issuing USD 2 billion of subordinated loss-absorbing non-dilutive notes. The notes, which will qualify as tier 2 capital under Basel III standards and have a maturity of 10 years with an optional call at year 5, will pay a non-deferrable coupon of 7.25%. The loss absorption trigger is set at a 5% common equity ratio, with the ratio calculated under the prevailing regulatory regime, being Basel 2.5 until year end 2012, and “phased-in” Basel III thereafter until those new rules become fully applicable on 1 January, 2019.

The notes were offered in minimum denominations of USD 200,000 and were widely placed with private and institutional investors in Asia and Europe.

Group Chief Financial Officer Tom Naratil said: “Today’s capital issuance represents an important step in our compliance with Basel III/ FINMA capital requirements and is a further proof point that we are delivering on our capital plans. The very competitive coupon of 7.25% for this 10-year benchmark-size offering reflects UBS’s strong capital, liquidity and funding position. Today’s deal marks the beginning of an issuance program as we build our loss-absorbing capital base to meet FINMA and the Basel Committee requirements for systemically important banks well in advance of the regulatory deadlines.”

UBS AG

Media contact

Switzerland:	+41-44-234 85 00

UK:	+44-207-567 47 14

Americas:	+1-212-882 58 57

APAC:	+852-297-1 82 00

www.ubs.com

Cautionary statement regarding forward-looking statements

This release contains statements that constitute “forward-looking statements” as to UBS’s expectations concerning future developments. A number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations.

These factors include, but are not limited to future developments in the markets in which UBS operates or to which it is exposed, the effect of possible political, legal and regulatory developments, and UBS’s ability to retain and attract the key employees. In addition, our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2010 as amended by Form 20-F/A filed 10 November 2011. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: February 22, 2012